No. 057/E00-E0O/REL/14

28 March 2014

Otoritas Jasa Keuangan ("OJK")

Kepala Eksekutif Pengawas Pasar Modal

Gedung Sumitro Djojohadikusumo

Jl. Lapangan Banteng Timur No. 2-4

Jakarta 10710

Re.:

Disclosure of information

Dear Madam,

On 26 March 2014, the Minister of Communication and Information Technology of the Republic of Indonesia (”MOCIT”) through the letter No. B-297/M.KOMINFO/SP.02.01/03/2014 (”26 March Letter”) has, among other things, informed PT Indosat Tbk. ("Indosat") that:

1.

The Utilization Right for Indonesian Satellite Filing (Hak Pemanfaatan Filing Satelit Indonesia) at 150,5ºBT orbital slot by Indosat has been declared that it could not be extended;

2.

Indosat can still utilize the Indonesian satellite filing at 150,5ºBT orbital slot up until the end of life of Palapa C-2 satellite i.e. 31 August 2015; and

3.

MOCIT’s letter No. 460/M.KOMINFO/12/2011 dated 17 December 2011 on the Approval for Utilization of Indonesian Satellite Filing at 150,5ºBT Orbital Slot has been declared to be no longer valid by 1 September 2015.

In relation to such 26 March Letter, we have sent a letter to MOCIT on 27 March 2014 which among other things requested a clarification on Government’s evaluation result on the matters we could not comply upon that resulting in the issuance of such decision as, in our view, we have complied with all requirements under the prevailing regulations and conveying that this matter could affect our company value as public company.

Yours sincerely,

President Director & CEO

Alexander Rusli

Copied to:

- Direktur Penilaian Keuangan Perusahaan, Sektor Jasa, OJK

- Direksi PT Bursa Efek Indonesia

- PT Bank Rakyat Indonesia (Persero) Tbk, as Trustee